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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 27 2009

Washington, DC

110

SEC FILE NUMBER
8- 66905

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 AND ENDING 12/31/2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Independent Securities Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1036 E Iron Eagle Dr. Suite 105
(No. and Street)

Eagle | ID | 83616
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ryan Carlson (208) 489-3131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly
(Name – *if individual, state last, first, middle name*)

877 W. Main St., Ste. 800 | Boise | ID | 83702
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ryan Carlson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Independant Securities Group, LLC, as of 12/31/2008, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Principal

Title

Notary Public

HEATHER J. ADAMS NOTARY PUBLIC STATE OF IDAHO

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

AMERICAN INDEPENDENT SECURITIES GROUP, LLC

PEOPLE. PRINCIPLES. POSSIBILITIES.

AMERICAN INDEPENDENT SECURITIES GROUP, LLC

Table of Contents

INTERNAL CONTROL REPORT

Board of Directors
American Independent Securities Group, LLC
Eagle, Idaho

In planning and performing our audit of the financial statements and supplemental schedules of American Independent Securities Group, LLC (the Company), for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Principals, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Boise, Idaho
February 20, 2009

EideBailly
CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

Board of Directors
American Independent Securities Group, LLC
Eagle, Idaho

We have audited the accompanying statements of financial condition of American Independent Securities Group, LLC (the Company) as of December 31, 2008 and 2007, and the related statements of income, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Independent Securities Group, LLC at December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Boise, Idaho
February 20, 2009

PEOPLE. PRINCIPLES. POSSIBILITIES.
www.eidebailly.com
877 W. Main St., Ste. 800 ▌Boise, ID 83702-5858 ▌Phone 208.344.7150 ▌Fax 208.344.7435 ▌EOE

AMERICAN INDEPENDENT SECURITIES GROUP, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
CURRENT ASSETS		
Cash	$ **198,322**	$ 199,905
Commissions receivable	**45,769**	66,656
Clearing deposits	**50,000**	50,000
Prepaid and other assets	**35,496**	32,916
Total current assets	**329,587**	349,477
Equipment, at cost, net of accumulated depreciation of $7,955 and $8,419 as of 2008 and 2007, respectively	**14,639**	26,604
	$ **344,226**	$ 376,081
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ **4,181**	$ 8,147
Accrued liabilities	**57,404**	125,884
Deferred revenue	**7,684**	7,919
Total current liabilities	**69,269**	141,950
MEMBERS' EQUITY	**274,957**	234,131
Total liabilities and members' equity	$ **344,226**	$ 376,081

See Notes to Financial Statements

AMERICAN INDEPENDENT SECURITIES GROUP, LLC
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
REVENUES		
Commissions	$ 3,088,715	$ 2,362,750
Other revenue	151,829	79,391
Total revenue	3,240,544	2,442,141
EXPENSES		
Commissions and advisory fees	2,357,025	1,789,047
Administrative	587,249	397,196
Salaries and wages	212,893	186,885
Total expenses	3,157,167	2,373,128
OPERATING INCOME	83,377	69,013
NONOPERATING EXPENSES		
Loss on disposal of assets	10,422	-
NET INCOME	$ 72,955	$ 69,013

See Notes to Financial Statements

AMERICAN INDEPENDENT SECURITIES GROUP, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
YEARS ENDED DECEMBER 31, 2008 AND 2007

BALANCE, DECEMBER 31, 2006	$	165,118
Net income		69,013
BALANCE, DECEMBER 31, 2007		234,131
Net income		72,955
Distributions		(32,129)
BALANCE, DECEMBER 31, 2008	$	274,957

See Notes to Financial Statements

AMERICAN INDEPENDENT SECURITIES GROUP, LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
OPERATING ACTIVITIES		
Net income	$ 72,955	$ 69,013
Adjustment to reconcile net income to net cash provided by operating activities		
Depreciation	5,793	4,273
Loss on disposal of asset	10,422	
Changes in assets and liabilities		
Commissions receivable	20,887	29,037
Prepaid and other assets	(2,580)	(15,917)
Clearing deposits	-	(50,000)
Accounts payable	(3,966)	(1,901)
Accrued liabilities	(68,480)	28,600
Deferred revenue	(235)	7,919
NET CASH PROVIDED BY OPERATING ACTIVITIES	34,796	71,024
INVESTING ACTIVITIES		
Purchases of assets	(4,250)	(10,893)
NET CASH USED BY INVESTING ACTIVITIES	(4,250)	(10,893)
FINANCING ACTIVITIES		
Distributions	(32,129)	-
NET CASH USED BY FINANCING ACTIVITIES	(32,129)	-
NET CHANGE IN CASH AND CASH EQUIVALENTS	(1,583)	60,131
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	199,905	139,774
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 198,322	$ 199,905

See Notes to Financial Statements

NOTE 1 - PRINCIPLE ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

American Independent Securities Group, LLC (the Company) was formed December 30, 2004 as an Idaho company operating as a broker/dealer in securities under the Securities Exchange Act of 1934. The Company limits its activity to selling mutual fund investments, annuities and general securities on a "fully disclosed basis." The Company operates in the northwest region of the United States. The Company will continue perpetually unless dissolved by the members.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of such customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Security Transactions and Trade Date Basis Securities Purchases

Proprietary securities transactions, commission revenue and related expenses are recorded on a trade date basis. Liabilities for trade date basis purchases of securities represent obligations to the Company's clearing broker/dealer for transactions executed but not yet settled.

Revenue Recognition

The financial statements of the Company are maintained on the accrual basis according to generally accepted accounting principles. Commission revenue and expense are recognized based on the trade date. Advisory fees are recorded over the period the services are provided.

Commissions Receivable

Commissions receivable result from commissions earned on sales of investments. Commissions are generally received within forty-five days from the date of the sale of the related investments.

Personal Assets and Liabilities

In accordance with the generally accepted method of presenting financial statements of limited liability companies, the financial statements do not include the personal assets and liabilities of the members, including their obligations for income taxes on the net income of the Company or their right to a refund based on its net loss.

Income Taxes

Federal and state income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings. The Company's net revenue is allocated to the members in accordance with their ownership percentages.

(continued on next page)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents generally consists of cash on hand, cash in banks and other investments with an original maturity of three months or less.

Property and Equipment

Property and equipment is stated at cost. The cost of property and equipment is depreciated over the estimated useful lives (7-10 years). Depreciation is computed using the straight-line method. Expenditures for major renewals or betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Advertising

Costs for advertising are expensed as incurred. Advertising costs totaled $8,537 and $11,931 in 2008 and 2007, respectively.

Concentrations of Credit Risk

The Company is subject to concentrations of credit risk associated with cash and cash equivalents. Deposits totaling $204,024 and $208,809 for 2008 and 2007, respectively, are maintained in a Boise area financial institution and are insured up to the FDIC insurance limits of $250,000 and $100,000, respectively.

Revenue Concentrations

The Company is subject to concentration of revenue risk associated with Registered Representatives. There were no Representatives that accounted for greater than 10% of revenue for the year ended December 31, 2008. Representative A accounted for 17% of revenue and Representative B accounted for 11% of revenue for the year ended December 31, 2007.

Reclassification

Certain prior year balances have been reclassified to conform to current year presentation. These reclassifications had no effect on net income as previously reported.

(continued on next page)

NOTE 2 - STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

As of December 31, 2008 and 2007, the Company did not have any subordinated liabilities; therefore, a Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been included in this financial report.

NOTE 3 – RESERVE REQUIREMENTS

The Company is exempt from Securities and Exchanges Commission Rule 15c3-3 under section (k)(2)(i) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

NOTE 4 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008 and 2007, the Company had net capital of $221,323 and $171,802, respectively, and net capital requirements of $50,000. The Company does not have any custodian accounts or investor funds held.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company rented office space from Sellin Properties L.P., a related party. Rent expense for the years ended December 31, 2008 and 2007 was $24,535 and $24,229, respectively.

AMERICAN INDEPENDENT SECURITIES GROUP, LLC

SUPPLEMENTARY INFORMATION

AMERICAN INDEPENDENT SECURITIES GROUP, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2008

Net capital		
Total members' equity	$	274,957
Less nonallowable assets		53,634
Net capital before haircuts on security positions		221,323
Less haircuts		-
Net capital	$	221,323
Aggregate indebtedness		
Accounts payable, accrued liabilities and deferred revenue	$	69,269
Computation of basic net capital requirement		
Base minimum net capital required	$	50,000
Calculated minimum net capital required	$	4,618
Excess net capital	$	171,323
Excess net capital at 1000%	$	214,396
Ratio: Aggregate indebtedness to net capital		0.31 to 1
Reconciliation with company's computation		
Net capital per Part II of Form X-17a-5, as originally filed	$	221,323
Net year end adjustments		-
	$	221,323